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September 20, 2005

VIA EDGAR CORRESPONDENCE

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Dear Mr. Spirgel:

Re:	Cbeyond Communications, Inc.
Registration Statement on Form S-1
Filed May 16, 2005, as amended to date
File No. 333-124971

On behalf of our client, Cbeyond Communications, Inc. (the “Company”), this letter sets forth our analysis regarding certain matters reflected in the Company’s above-referenced Registration Statement on Form S-1, amended as of the date hereof.

In this letter we provide the Staff with some background on a primary textual change in the Registration Statement. As indicated in the amended filing (pages 3, 9, 12, 28, 30 and 65-67), the Company expects to integrate wireless services with its existing wireline services in the first half of 2006 and offer these services solely as a component of its bundled offerings. Accordingly, the Company’s amended filing includes the following revised disclosure regarding wireless services:

•	amendments to revise existing risk factor disclosure (pages 9 and 12) to discuss the risks relating to the Company’s plans to provide wireless services by reselling services provided by an established third-party wireless carrier;

•	amendments to update known or anticipated trends in the Company’s MD&A disclosure, indicating that the Company expects to integrate wireless services with its existing wireline services in the first half of 2006 (page 28) and that management expects that the Company’s revenues from wireless services will be less than 2% of its overall revenues in 2006 (page 30); and

•	amendments to the business section to disclose that the Company currently has an arrangement with an established national wireless carrier that will provide the wireless services the Company will sell to its customers under the Company’s own brand when its wireless support processes and systems have become operational (pages 65-67).

September 20, 2005

The Company’s contractual arrangement with the third-party wireless carrier is such as ordinarily accompanies the kind of business conducted by the Company, and the Company’s business is not substantially dependent on its agreement with the third-party wireless carrier. As a result, the Company’s agreement with the third-party wireless carrier is not required to be identified as a material contract and filed pursuant to Item 601(b)(10) of Regulation S-K.

*         *         *         *

If you have any questions or comments with regard to these responses or other matters, please contact Christopher L. Kaufman at (650) 463-2606 or the undersigned at (202) 637-2165.

Very truly yours,

/s/  Joel H. Trotter

Joel H. Trotter

of LATHAM & WATKINS LLP

cc:	James F. Geiger
J. Robert Fugate
Cbeyond Communications, Inc.

Michael J. Murdy
Ernst & Young LLP

Christopher L. Kaufman
Latham & Watkins LLP

John T. Gaffney
Cravath, Swaine & Moore LLP